THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

(“NML”)

Milwaukee, Wisconsin

and

MUNICH AMERICAN REASSURANCE COMPANY

(“Reinsurer or Pool Reinsurer”)

Atlanta, Georgia

TABLE OF CONTENTS

ARTICLE	PAGE #

1. General Provisions	1

2. Automatic Reinsurance	2

3. Reinsurance Method and Net Amount at Risk	3

4. Facultative Reinsurance Outside of the Pool	3

5. Liability of Reinsurer	4

6. Changes in Retention Limits	4

7. Reinsurance Premiums and Allowances	4

8. Currency	5

9. Administration and Expenses	5

10. Reserves	5

11. Claims	5

12. Error and Oversight	6

13. Offset	7

14. Inspection of Records	8

15. Insolvency of NML	8

16. Arbitration	8

17. Premium Taxes	9

18. DAC Tax	9

19. Changes in Circumstances of Pool Reinsurers	10

20. Choice of Law	10

21. Assignment and Transfer	10

22. Publication Prohibited	10

23. Confidentiality	10

24. Severability	12

25. Terminal Accounting and Settlement	13

26. Execution, Duration and Termination of Agreement	13

27. Entire Agreement	14

28. FATCA Compliance	14

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1.	General Provisions

1.1    This Agreement (“Agreement”) is effective as of November 13, 2015, by and between The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin (“NML”) and Munich American Reassurance Company, Atlanta, Georgia (“Reinsurer” or “Pool Reinsurer”) that executes this Agreement with NML.

1.2    Good Faith. This Agreement is entered into in reliance upon the utmost good faith of the parties. Each party represents and warrants that, as of the date of this Agreement, the information supplied by it to the other party is complete and accurate. Each party has relied on such information in entering into this Agreement.

1.3    Construction. This Agreement applies only to the issuance of policies by NML in a U.S. jurisdiction in which it is properly licensed and where such policies are filed and approved. NML represents that, to the best of its knowledge, it is in compliance with all state and federal laws applicable to the policies reinsured under this Agreement.

1.4    OFAC Compliance

1.4.1    NML and Reinsurer agree to exercise reasonable care and diligence in an effort to protect the other from deliberate or inadvertent actions contrary to the requirements of the U.S. Treasury Department’s Office of Foreign Asset Control (“OFAC Requirements”), as such laws may be amended from time to time. To this end, either party that becomes aware of an actual or impending transgression contrary to the OFAC Requirements shall notify the other of such issue and any related material facts as may assist its proper resolution and disposition consistent with the OFAC Requirements.

1.4.2    As to new or existing automatic reinsurance coverage, Reinsurer is obligated to accept all coverage ceded to it subject to the terms of this Agreement. Therefore, Reinsurer will rely on NML to make sure that the insured, owner and beneficiary of such coverage are not listed or described in the OFAC Requirements. If NML inadvertently pays an insurance claim that violates the OFAC Requirements, Reinsurer will provide the coverage set forth in this Agreement. However, Reinsurer will not be responsible for the payment of any sanctions or penalties imposed by OFAC against NML for paying such insurance claim. If NML does inadvertently make such claim payment in violation of OFAC, NML also agrees to indemnify Reinsurer for any sanction or penalty imposed by OFAC against Reinsurer for providing reinsurance coverage in respect to such payment made by NML.

1.5    Non Waiver. No act, delay, omission, course of dealing or prior transaction by or between the parties to this Agreement shall constitute a waiver of any right or remedy under this Agreement. No waiver of any right or remedy under this Agreement shall be construed to be a waiver of any other or subsequent right or remedy under this Agreement.

1.6    Survival. All provisions of this Agreement shall survive its termination to the extent necessary to carry out the purpose of this Agreement or to ascertain and enforce the parties’ rights or obligations hereunder existing at the time of termination.

1.7    Successors. The Agreement will be binding upon NML and the Reinsurer and their respective successors and assigns.

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2.	Automatic Reinsurance

2.1    NML agrees to cede and the Reinsurer agrees to accept, for no less than the minimum period specified herein, on the terms and conditions set forth in this Agreement, allocated percentages (hereinafter referred to as “respective quota shares” or “shares”) as set forth in Exhibit A, of the risk for the benefits specified in attached Exhibit A, on qualifying single life or survivorship policies of the series identified in attached Exhibit A, at the classification established by NML.

2.2    Reinsurer will automatically accept its share of each policy or policies up to the limits shown herein, only if each of the following requirements, each of which is hereby deemed a condition precedent, has been fulfilled or performed:

2.2.1     the Insured, at the time of the application, resides in a locale acceptable to NML under its regular underwriting standards applicable to residence;

2.2.2     including the current application, NML keeps its full Corporate retention, Aviation Retention or Lay Retention as specified and defined in Exhibit B, or otherwise holds its full Corporate Retention on a life under previously issued inforce policies and applies its “Underwriting Guidelines” (as defined in Article 2.6) that it would have applied if the new policy or policies had fallen completely within its Corporate retention;

2.2.3     NML applies its Underwriting Guidelines in accordance with Article 2.6 of this Article. In the absence of Underwriting Guidelines on any particular topic or condition or if the Underwriting Guidelines dictate that individual consideration is required, including but not limited to referrals to a medical doctor, NML will make underwriting decisions in good faith utilizing the care, skill, and diligence with which a reasonably prudent underwriter would use in the same or similar circumstance;

2.2.4     the total of the projected ultimate amount of reinsurance required, as reflected in the policy illustration, including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements, excluding the EMPIRE Agreement, between Reinsurer and NML, does not exceed the Automatic Binding Limits set forth in Exhibit A;

2.2.5     the application is on a life that has not been submitted facultatively to Reinsurer or any other reinsurer in the three (3) years prior to the date of the current application, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement; and

2.3    Policy Forms

2.3.1     NML has provided Reinsurer with all policy forms applicable to the policies reinsured under this Agreement.

2.3.2     NML shall notify Reinsurer within ninety (90) days prior to the effective date of any proposed material change to the status, plan, or benefits or other material feature of a policy form reinsured under this Agreement. If Reinsurer agrees to the proposed change, no action is required and the Reinsurer shall continue to provide reinsurance coverage in accordance with the provisions of this Agreement. If Reinsurer rejects such proposed change in writing no later than thirty (30) calendar days prior to the effective date of the proposed change, such proposed change shall not be reinsured under the Agreement.

2.4     New Business. New Business is a policy on which (a) NML has obtained complete and current underwriting evidence in accordance with its Underwriting Guidelines (as defined herein) on the full underwriting amount, and (b) the customary commissions for that type of sale and product are paid by NML.

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2.5    Retained Amounts. Without prior notice to Reinsurer, NML may not reinsure on any basis any portion of the amount it has retained on the Policies reinsured under this Agreement (except that the parties agree that NML may participate in catastrophic pools and excess reinsurance arrangements without prior notice).

2.6     Underwriting Guidelines

 2.6.1    The parties hereby declare and agree that all policies covered under this Agreement shall be issued in accordance with NML’s normal underwriting guidelines, standards and procedures (“Underwriting Guidelines”) that are in effect on the effective date of this Agreement and with the underwriting manual currently used by NML. NML will make available for review by the Reinsurer the Underwriting Guidelines on NML’s premises.

 2.6.2    NML shall notify Reinsurer at least ninety (90) days in advance of the effective date of any proposed changes to the Underwriting Guidelines that would materially affect the Reinsurer’s risk on the policies reinsured pursuant to this Agreement. If Reinsurer agrees to the proposed changes, Reinsurer shall continue to provide reinsurance coverage in accordance with the provisions of this Agreement. If the Reinsurer concludes that any such change materially and detrimentally impacts the pricing assumptions originally used by Reinsurer to price the Agreement, then Reinsurer shall provide revised rates applicable to policies ceded using the new standards no later than the effective date of the proposed change. NML will accept or reject those rates within thirty (30) calendar days of the date they are provided to NML. If NML rejects those rates, then the Reinsurer, notwithstanding any other termination provisions of this Agreement, may terminate this Agreement by providing NML with thirty (30) calendar days advanced notice; Reinsurer agrees that any policies ceded during this time will remain ceded under this Agreement. If NML accepts the rates, NML and Reinsurer will determine an effective date for such rates, and those rates will apply to policies issued on or after the effective date.

2.7    Material Change of Risk During Underwriting. For applicants that do not pre-pay premium with the insurance application, should any medical, financial or other change occur following the completion of the application for insurance that NML is aware of that materially affects the life to be insured or the amount at risk under NML’s normal underwriting guidelines, standards and procedures, which would have excluded the policy from this Agreement, and if a policy is subsequently issued by NML which does not take into consideration such material change in risk in contravention of NML’s usual underwriting guidelines, no reinsurance coverage shall be provided under this Agreement for such policy. If Reinsurer discovers such a change, Reinsurer must notify NML within ninety (90) days.

2.8    Business Decisions. Due to its status as a mutual insurance company, NML does not engage in “Business Decisions,” which are defined as intentional decisions by NML to deviate from the Underwriting Guidelines to meet competition or to offer a better rating to place a case. NML understands that any policy issued pursuant to a Business Decision would not be reinsured under this Agreement.

3.	Reinsurance Method and Net Amount at Risk

3.1    The method of reinsurance shall be yearly renewable term (YRT) as set forth in the attached Exhibit A.

3.2    For purposes of this Agreement the net amount at risk to be used in determining the reinsurance amount shall be defined in Exhibit A.

4.	Facultative Reinsurance Outside of the Pool

4.1    If the requirements for reinsurance in Article 2 and Exhibit A are not met, NML may request offers of facultative reinsurance from any or all other Pool Reinsurers as set forth in Exhibit A or from other reinsurers at its discretion subject to separate facultative agreements between NML and the applicable reinsurers.

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5.	Liability of Reinsurer

5.1    The liability of the Reinsurer shall be as stated herein, such liability to begin and end simultaneously with that of NML, but not before the effective date of this Agreement, except as otherwise expressly stated in this Agreement.

5.2    For facultative reinsurance, NML’s acceptance of an offer to reinsure by Reinsurer shall effect reinsurance under this Agreement.

5.3    Reinsurer’s liability shall begin simultaneously with NML’s liability for the risk reinsured or, if later, at NML’s indication of its acceptance of an offer to reinsure, but in no event will Reinsurer’s liability begin prior to the effective date of the Agreement. Reinsurer’s liability shall terminate simultaneously with the termination of NML’s liability unless terminated earlier under the terms of this Agreement.

5.4    The reinsurance provided under this Agreement is indemnity reinsurance. No right or legal relationship whatsoever exists between the Reinsurer and the insured, owner, or beneficiary of any insurance policy or contract of NML. Reinsurer shall not be liable for any claims, suits or actions as a result of any misconduct, negligence, fraud or criminal activity of any kind committed by NML or its representatives. Further, the participation of each Pool Reinsurer in this Agreement shall be separate and apart from the participation of all other Pool Reinsurers and shall not be joint with other Pool Reinsurers.

5.5    The Reinsurer does not reinsure and will not participate in any policy loans, dividends or surrender or cash values.

6.	Changes in Retention Limits and Recapture

6.1    In the event NML changes its Corporate limits of retention from that stated in Exhibit B of this Agreement, it will provide ninety (90) days written notice to the Reinsurer advising of the new retention limits and the effective date of the change. NML has the option to recapture certain risk amounts as set forth in Exhibit A.

7.	Reinsurance Premiums and Allowances

7.1    YRT reinsurance premiums shall be calculated, as described in Exhibit A on the basis of the premiums set forth in the schedule attached as Exhibit F.

7.2    Reinsurance premiums shall be paid on a annual or monthly basis in advance for all reinsured policies newly issued or experiencing processing dates within a calendar month. In the case of new issues, such premiums are due by the fifteenth day of the month following the first month in which the policy is both issued and paid for. In the case of renewals, such premiums are due by the fifteenth day of the month following the processing date of the policy.

7.3    The payment of reinsurance premiums due is a condition precedent to the continuing liability of the Reinsurer under this Agreement. If any reinsurance premium is not paid when due, the Reinsurer may terminate the corresponding reinsurance upon sixty (60) days prior written notice to NML. Upon termination, NML and Reinsurer shall settle all amounts due and owing to the other party pursuant to the terminal accounting and settlement provision set forth in Article 25. If all overdue premiums are paid within the notice period, the reinsurance will continue without interruption and will not terminate.

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7.4    There shall be no experience refunds paid with respect to reinsurance affected under this Agreement.

7.5    NML shall have authority to change, in its discretion, the retail scheduled premiums for plans reinsured under this Agreement, subject to appropriate regulatory approval, if any.

8.	Currency

8.1    All amounts reinsured under this Agreement and all payments by NML and the Reinsurer shall be in United States dollars.

9.	Administration and Expenses

9.1    Reinsurance effected under Article 2 and Exhibit A shall be administered by NML in accordance with its reinsurance administrative system which shall include: (a) a monthly accounting statement indicating the net amount of reinsurance premium due; (b) a monthly policy exhibit indicating the amounts of reinsurance in force at the beginning and end of the month and the interim changes; (c) monthly records of reinsured policies in force, as well as new issues, terminations, and other changes; and (d) monthly summaries and records of statutory reserves on reinsured policies. NML does not intend to offset premiums with claims as claim reimbursements will be requested on a continuous basis.

9.2    If a policy or policies are not reported within one year of the policy issue date, such policy or policies are not eligible for reinsurance under this Agreement. However, upon request of NML, Reinsurer shall consider reinsuring such policy or policies on an automatic basis under this Agreement subject to available capacity. Article 12, Errors and Oversight, shall not apply to this Article 9.1 and 9.2 but in no event will immaterial errors in reporting void coverage that would otherwise exist under this Agreement.

9.3    NML will furnish the Reinsurer with specimen copies of its application, policy, and rider forms, and such tables of rates and values as are reasonably required and requested for proper administration of the business reinsured under this Agreement.

9.4    NML shall bear the expense of all medical examinations, inspection fees, commissions, and other charges incurred in connection with the issuance and maintenance of its policies reinsured under this Agreement.

10.    Reserves

10.1    The parties intend that NML be able to recognize the reinsurance ceded under this Agreement in its statutory financial statements filed in NML’s state of domicile. The parties agree to make all reasonable efforts to ensure that this is accomplished.

11.    Claims

11.1    NML shall give the Reinsurer prompt notice of each claim submitted on a policy reinsured under this Agreement. Claim proofs accepted by NML will be deemed accepted by and binding upon the Reinsurer. In administering claims on policies reinsured under this Agreement, NML shall employ its customary practices and procedures. The Reinsurer will abide by all claim payments and settlements of NML. Upon request, NML will give the Reinsurer copies of proofs and other documents bearing on a claim.

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11.2    The Reinsurer shall pay its respective share of each claim (including interest, if any) in one lump sum, regardless of the method of settlement employed by NML under its reinsured policy. The Reinsurers’ shares shall be due within twenty (20) days of receipt by the Reinsurer of notification by NML that the claim has been settled.

11.3    The Reinsurer shall pay its respective share of such interest as is credited or paid by NML on the principal amount of a claim.

11.4    In the event of a misstatement of age or sex of the insured, reinsurance under this Agreement will be recalculated as of the original policy date based upon the correct age and sex, and reinsurance premiums shall be adjusted retroactively without interest to reflect the correct age and sex.

11.5    In the event of misstatement of tobacco habits, NML shall have sole authority to rescind the policy or to adjust the policy accordingly. In the event the policy is adjusted, reinsurance premiums shall be retroactively adjusted accordingly without interest; the Reinsurer shall retain that portion of the total risk that it held before the discovery of the misstatement, even if it would not have held that share had there been no such misstatement; and the Reinsurer shall pay its respective share of the net settlement made by NML.

11.6    NML and the Reinsurer shall bear, according to its share of the risk on the affected policy, related claims expenses incurred in connection with settling claims, including, by way of description only and not limited to, fees and expenses of third parties utilized by NML in connection with claims investigation and litigation (including litigation concerning policy rescission), but not including overhead expenses and compensation of NML’s salaried officers and employees allocated to regular claim procedures, and not including expenses resulting from disputes over the entitlement of beneficiaries to proceeds NML admits are payable. NML may request the Reinsurer to pay its share of expenses on a periodic basis before a case is finally resolved.

11.7    NML shall not be required to notify the Reinsurer of its intention to contest a claim or assert defenses to a claim under a policy reinsured under this Agreement. The Reinsurer shall pay its respective share of the costs of any such contest or defense, however, including its share of any costs of a rescission action, but the Reinsurer shall not be liable for any extra-contractual damages, exemplary, compensatory or punitive, awarded under statute or otherwise as a result of NML’s actions.

11.8    In the event of rescission, NML shall recover from the Reinsurer all net reinsurance premiums on the policy rescinded.

11.9    Reinsurer shall pay NML the Survivorship Waiver Benefit risk amount, also known as Death Waiver Benefit, which is calculated as the present value of the future premiums expected to be waived as a result of the first death of an insured life.

11.10.     If NML returns premiums to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, Reinsurer will refund all reinsurance premiums received for that policy in lieu of any other form of reinsurance benefit payable under this Agreement.

12.	Error and Oversight

12.1    In this section, “Error” means a clerical or administrative error or omission (other than an error in judgment) that is shown to be unintentional and the result of an oversight or misunderstanding relating to the administration of the business reinsured hereunder.

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12.2    For greater certainty, the following, while not an exclusive or exhaustive list, shall not be considered Errors:

(a)    any failure by NML or its Representatives to comply with the conditions precedent to automatic reinsurance coverage as set forth herein or the rules related to Business Decisions under Article 2.8;

(b)    any failure by NML to comply with applicable law or its own internal guidelines and procedures related to the adjudication of claims;

(c)    any failure to provide Reinsurer with notice of material changes to (i) program parameters (ii) NML’s Claims Procedures, or (iii) currently issued policy forms;

(d)    if applicable, facultatively submitted business for which NML failed to notify Reinsurer of NML’s acceptance of Reinsurer’s facultative offer pursuant to Article 4 and Exhibit A of this Agreement; and

(e)    repeated and systemic Errors that are not rectified within a reasonable period of time after discovery.

12.3    If either Reinsurer or NML fails to comply with the terms of this Agreement and such failure is the result of an Error on the part of Reinsurer or NML, then such Error shall be corrected by restoring both Reinsurer and NML to the respective positions that they would have occupied had no such Error occurred; provided, however, nothing in this section shall operate or be construed:

(a)    to extend the liability of Reinsurer beyond any of the limits specified in this Agreement or to extend the liability of Reinsurer to cover any risk or class of insurance generally or specifically excluded from this Agreement;

(b)    to allow NML to alter its retention on any Policy reinsured hereunder after the occurrence of a loss on such Policy; or

(c)    to impose any greater liability on Reinsurer than would have attached if the Error had not occurred.

12.4    If it is not possible for both parties to be restored to the positions they would have occupied had the Error not occurred, then any financial consequences will be borne by the party that committed the Error.

12.5    The party first discovering any Error shall notify the other party in writing promptly upon its discovery, and the responsible party shall endeavor to correct such Error within a reasonable time period. When an Error is discovered, the party who committed the Error will use all commercially reasonable efforts to (a) identify all other Errors of the same or similar nature through a review of records in its power, possession or control, and (b) avoid similar Errors in the future.

12.6    The acceptance of premiums by Reinsurer in the event of an Error shall not establish liability on its part. Furthermore, this section shall not operate or be construed as a waiver by either party of its rights to enforce strictly the terms of this Agreement nor shall any resolution of an Error adopted by the parties set a precedent for the resolution of any other Error.

13.	Offset

13.1    Any undisputed amount which either NML or the Reinsurer is obligated to pay the other under this Agreement may be paid net of any amount then due and unpaid by the other under this or any other reinsurance agreement between them.

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14.	Inspection of Records

14.1    At any reasonable time and upon prior written notice, Reinsurer may inspect at its own expense, all existing records of applications for policies reinsured under this Agreement and any and all records pertaining to reinsurance under this Agreement at either the office of NML or through secure remote electronic access at the option of Reinsurer. If the Reinsurer inspects the records at the offices of NML, NML shall provide a reasonable workspace for the inspection and access to such records during regular business hours. Whether the inspection is conducted at the offices of NML or remotely, NML shall cooperate with and facilitate the inspection, and upon the request of Reinsurer, shall make available to Reinsurer such officers and employees of NML as Reinsurer may reasonably request to provide information concerning the reinsured business and the records inspected. Should NML transfer significant claims administration functions to a third party (“third party administrator”), NML will take commercially reasonable measures to ensure that Reinsurer has a right to audit such third party administrator on similar terms to those contained in this section.

14.2    At any reasonable time during normal business hours and upon prior reasonable written notice, NML may inspect, at its own expense, at the Home Office of the Reinsurer, any and all administration records pertaining to reinsurance under this Agreement.

15.	Insolvency of NML

15.1    In the event of the insolvency of NML, the reinsurance under this Agreement will be payable by the Reinsurer directly to NML or its liquidator, receiver or statutory successor, on the basis of the liability of NML under the policy or policies reinsured, without diminution because of the insolvency of NML. It is agreed, however, that the liquidator, receiver or statutory successor of the insolvent NML shall give written notice to the Reinsurer of the pendency of a claim against the insolvent NML on a policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim the Reinsurer, may investigate such claim and interpose, in the proceeding where such claim is to be adjudicated, any defense which they or it may deem available to NML or its liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the insolvent NML as part of the expense of liquidation or receivership to the extent that any benefit accrues to the insolvent NML as a result of the defense undertaken by the Reinsurer .

15.2    Reinsurer shall be liable only for the amounts reinsured and shall not be or become liable for any amounts or reserves to be held by NML on policies reinsured under this Agreement.

15.3    If, upon the liquidation of NML, the liquidator, rehabilitator, receiver, or statutory successor of NML elects to recapture all of the policies reinsured under this Agreement and terminate the Agreement in its entirety, such recapture and termination shall be subject to a terminal accounting and settlement as set forth in Article 25.

16.	Arbitration

16.1    The parties agree to act in all dealings with the highest good faith; however, if NML and the Reinsurer cannot mutually resolve a dispute which arises out of, or relates to this Agreement, the dispute shall be decided through final and binding arbitration in accordance with the Arbitration Rules attached as Exhibit C. The parties agree that the threshold question of whether an issue is arbitrable shall be decided by the arbitrators, not a court, and said question shall also be subject to the final and binding arbitration provisions set forth in this Agreement. The arbitrators shall base their decision on the terms and conditions of this Agreement, and on applicable law, but may also refer, as necessary to decide the matter, to the course of dealings between the parties and the customs and practices of the insurance and reinsurance industries. Notwithstanding the foregoing, this section shall not apply to any action in which one party seeks injunctive relief or any other form of equitable remedy. The arbitrators may not award any exemplary or punitive damages.

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16.2    The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.), including amendments and successors to that Act. In the event that any party to a dispute refuses to submit to arbitration as required by Article 16.1, the other party to the dispute may request the United States District Court for the Eastern District of Wisconsin to compel arbitration in accordance with the Federal Arbitration Act. NML and the Reinsurer hereby consent to the jurisdiction of such court to enforce this Article 16 and to confirm and enforce the performance of any arbitration award obtained hereunder.

16.3    In any dispute between NML and the Reinsurer which involves more than one reinsurance agreement between NML and the Reinsurer, the parties agree that the arbitration provision in the reinsurance agreement with the most recent effective date shall govern the arbitration.

16.4    Notwithstanding anything in this Agreement to the contrary, however, the Reinsurer may not require arbitration of a dispute under this Agreement if NML has been made the subject of delinquency proceedings under Chapter 645 of the Wisconsin Statutes.

17.	Premium Taxes

17.1    No premium taxes paid by NML on policies reinsured under this Agreement will be reimbursed by the Reinsurer.

18.	DAC Tax

18.1    NML and Reinsurer represent and warrant that it is subject to taxation under subchapter L or subpart F of part III of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”).

18.2    NML and Reinsurer (for purposes of this section each, singularly, a “party” and collectively, the “parties”) agree and elect as follows pursuant to Section 1.848-2 (g)(8) of the Income Tax Regulations issued December 29, 1992 under Section 848 of the Code (“Regulations”):

18.2.1     The party with a positive net consideration for the Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to the Agreement without regard to the general deductions limitation of Section 848 (c)(1) of the Code.

18.2.2     For purposes of this section, “consideration” shall be determined in accordance with Section 1.848-2(f) of the Regulations.

18.2.3     The parties agree to exchange information pertaining to the amount of net consideration under the Agreement to effect this election and to ensure consistency in the computation of net consideration.

18.2.4     NML will submit a Schedule to Reinsurer by April 1 of each year of its calculation of the net consideration under the Agreement for the preceding calendar year. Reinsurer may contest the calculation of net consideration by submitting an alternative to NML in writing within sixty (60) days of receipt of the Schedule. If Reinsurer does not do so, the amounts shown on the Schedule shall be presumed, conclusively, to be correct. If Reinsurer does contest the calculation of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of submission by Reinsurer, of this alternative calculation. Each party shall then report the amount agreed upon on its respective tax return for the preceding calendar year.

18.2.5 This election shall be effective for all taxable years for which the Agreement remains in effect.

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19.	Changes in Circumstances of Pool Reinsurers

19.1    In view of the importance of financially sound reinsurers to the financial security of NML’s policyholders, NML and the Reinsurer agree to the information, security, transfer of risk, and other provisions set forth in attached Exhibit E, Changes in Circumstances of Pool Reinsurers.

20.	Choice of Law

20.1    This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Wisconsin, without giving effect to the choice-of-law principles of such state.

21.	Assignment and Transfer

21.1    This Agreement may not be assigned or transferred by NML without the prior written consent of the Reinsurer; and any rights or duties under this Agreement, or any reinsurance under this Agreement may not be sold, assigned, or transferred in any manner by the Reinsurer without the prior written consent of NML. Included among the transfers prohibited by this provision are bulk transfers of the reinsurance under this Agreement without NML’s prior consent, but this provision shall not be interpreted to prohibit retrocessions made in the ordinary course of business by the Reinsurer, it being understood that all retrocessions are governed by the provisions of Exhibit E.

22.	Publication Prohibited

22.1    The Reinsurer shall not publish (whether orally or in writing) or otherwise use their reinsurance relationships with NML in connection with their insurance operations, if any; provided, however, that the Reinsurer may disclose their reinsurance relationships with NML, and facts pertinent thereto, to regulatory authorities and in material filed with regulatory authorities as required by law.

23.	Confidentiality

23.1    As used in this Agreement, the term “Confidential Information” means any and all information, data, materials, etc., regarding or relating to a Party, its business, its customers, its employees, its agency force, and its subsidiaries and affiliates, that a Party has received or will receive from the other Party or that a Party has access to as a result of Reinsurer or Pool Reinsurer, as the case may be (“Reinsurer” used for both terms for the purposes of these provisions), providing products and/or services to NML. By way of example, Confidential Information includes, but is not limited to, (a) any technical and/or business information relating to a Party’s products, research and development, production, costs, information systems, profit or margin information, finances, marketing, business processes or procedures, future business plans, and (b) any information, data or materials containing personally identifiable information regarding current, prospective or former applicants, policyowners, insureds, payers, beneficiaries, annuitants, employees, agents, and/or any other client of a Party and/or its subsidiaries or affiliates. The following type of information is not subject to the disclosure and use restrictions of this Agreement: (a) information that is generally known to the public without breach of this Agreement, (b) information that is independently developed by the receiving party without use or reference to Confidential Information as demonstrated by tangible evidence, or (c) information that was disclosed to the receiving party by a third party without any restrictions on its use or disclosure, provided the third party is not, to the best of the receiving party’s knowledge, itself in breach of any obligations of confidence with respect to such information.

23.2    The Parties acknowledge that either Party has received and/or will receive or has had access to and/or will have access to Confidential Information of the other Party. Each Party, its directors, officers, employees, representatives, agents, contractors and advisors, agrees to treat all Confidential Information as confidential by, among other things, maintaining a secure system for the handling of Confidential Information and exercising at least that degree of care that a Party exercises with respect to maintaining the confidentiality of its own proprietary or confidential information that it desires not to be disclosed to a third party, but in no event less than a commercially reasonable degree of care. In that regard and without limiting the generality of the foregoing, each Party agrees to employ the following practices:

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23.3    Each Party will restrict disclosure of Confidential Information solely to those of its employees with a need to know and will not disclose the Confidential Information of the other Party to any third party without that Party’s prior written authorization, except for third parties in connection with the administration and analysis of the business, so long as such third parties adhere to substantially similar obligations of confidentiality, as contractually agreed to by NML and Reinsurer herein. The disclosing party will indemnify the other party, and hold the other party harmless against, any loss, liability, costs or expenses (including reasonable attorney fees with counsel of the other party’s choice) incurred out of any acts or omissions of any subcontractor or third party to which it discloses information. Reinsurer represents that it reviews its third party contractors’ controls periodically, at least annually, to ensure that such third party contractors have the same or similar controls to Reinsurer to process and manage the Confidential Information;

23.4    Each Party will advise its employees and contractors, who receive or have access to the Confidential Information of the other Party, of the obligation of confidentiality hereunder (NML agrees that notice by Reinsurer to its employees and contractors of a general Reinsurer policy regarding confidentiality of information is sufficient to satisfy this clause);

23.5    Each Party will notify the other Party promptly of any theft, loss, misplacement, or breach of security of any Confidential Information, in whatever form, and of any disclosure of any Confidential Information in violation of the requirements of this Agreement.

23.6    Each Party represents and warrants that it has appropriate procedures and systems, as defined by industry best practices, to protect the security and confidentiality of any Confidential Information of the other Party to which it has access, including without limitation, any Confidential Information discarded by either party. Each party agrees to maintain throughout the term of this Agreement appropriate procedures and systems to protect the security and confidentiality of any Confidential Information of the other Party to which it has access.

23.7    Each Party agrees to use the Confidential Information of the other Party for the sole purpose of performing its obligations and as necessary to perform related risk management functions and analysis under this Agreement. At the termination of all liabilities associated with this Agreement, each Party shall, at the other Party’s option, either promptly return to such Party the originals and all copies of any material, in whatever medium or form, containing Confidential Information or dispose of the Confidential Information in a secure manner so as to protect against unauthorized access to the discarded Confidential Information. Upon request, either party shall provide the other party with a certificate of destruction or other documentation indicating that it has complied with this paragraph.

23.8    Reinsurer specifically agrees that Northwestern Mutual, and any third party retained by Northwestern Mutual for such purpose, shall have the right at its discretion to visit any relevant Reinsurer’s business site and to audit the security of the relevant Reinsurer’s sites, systems, procedures, and equipment. Any Reinsurer site visit and/or audit of Reinsurer’s procedures, systems and equipment shall be subject to such reasonable Reinsurer policies and practices as are in effect for Reinsurer visits and audits to maintain the security of Reinsurer’s site and the confidentiality of information which is proprietary and confidential to Reinsurer.

23.9    Reserved.

23.10  In the event a Party is directed by valid court order or other judicial or administrative process to disclose the Confidential Information of the other Party, the disclosing Party agrees to provide the other Party with prompt notice of such order or process, if not legally prohibited from doing so, so that such Party may seek a protective order or other remedy.

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23.11    The Parties agree and acknowledge that a Party shall suffer irreparable harm, damage, and loss in the event that any of its Confidential Information is used for unauthorized purposes or comes into the possession of any unauthorized person. Accordingly, in the event of any breach or threatened breach of the confidentiality requirements of this Agreement, either party shall be entitled to seek injunctive relief, including specific performance, in addition to all other remedies available at law or in equity.

23.12    Neither party shall do either of the following without the prior written consent of NML: (i) store any Confidential Information of NML outside of the United States, or (ii) access remotely from outside the United States any Confidential Information of NML. Further, to the extent that Reinsurer is performing services for NML pursuant to relevant reinsurance treaties, Reinsurer shall not, without the prior written consent of NML, perform any services outside of the United States for or on behalf of NML.

Notwithstanding the above, NML hereby consents to Reinsurer conducting agreed upon activities at its facility located in Canada, Germany and such other countries as mutually agreed upon between the parties (“offshore facility”) provided that Reinsurer maintains sufficient measures to protect Confidential Information of NML, including Customer Data, accessed by employees or contractors working from the offshore facility by implementing controls necessary to achieve the following control objectives:

(a)	Physical access to the offshore facility, and the room where work is performed, will be restricted to those with a business need and monitored.
(b)

The ability to remove NML’s Confidential Information from the offshore facility, in either electronic or printed format, will be restricted. Controls will be implemented to prevent said activity, and to detect unauthorized attempts.

(c)	NML’s Confidential Information will only be accessed from within the offshore facility. Controls will be implemented to assure this, and to detect unauthorized attempts.
(d)	Access to NML’s Confidential Information from the offshore facility will be logged and monitored.

23.13    The parties agree to comply with any and all applicable federal and state laws and regulations pertaining to the safeguarding and privacy of Confidential Information.

23.14    The requirements of this Agreement governs the Parties’ obligations with respect to Confidential Information as defined in Section 1. All Confidential Information disclosed in connection with the performance of services under this Agreement shall be and remain the absolute and exclusive property of the disclosing party forever. The requirements of this Agreement shall survive its termination and shall continue for as long as a Party possesses or has access to Confidential Information of the other Party.

24.    Severability

24.1    If any provision of this Agreement is found by a court of competent jurisdiction to violate any applicable law, statute, or regulation, such provision shall be deemed void and unenforceable. However, the parties shall abide by the remainder of this Agreement in accordance with its terms.

24.2    If the operation of any provision of Exhibit E of this Agreement is determined, by any regulatory authority having jurisdiction, to preclude NML from taking credit on its annual statement for reinsurance ceded under this Agreement, NML may at its election declare such provision to be null and void, but the parties shall abide by the remainder of this Agreement in accordance with its terms.

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25.	Terminal Accounting and Settlement

(a)    In the event that this Agreement is terminated for both in-force and new business for any reason, a terminal accounting and settlement shall occur.

(b)    The “Terminal Accounting Date” shall be the earliest of: (a) the effective date of termination of this Agreement, or (b) any other date mutually agreed by the parties in writing.

(c)    The final settlement amount shall be determined as follows:

A + B – C

where,

“A” is the unearned reinsurance premium as of the Terminal Accounting Date.

“B” is the amount of claims due to NML, including claims incurred but not reported as of the Terminal Accounting Date that is reported to Reinsurer within 180 days of the Terminal Accounting Date.

“C” is due, but unpaid reinsurance premium as of the Terminal Accounting Date.

(d)    Reinsurer shall provide the calculation of the final settlement amount to NML or its rehabilitator, receiver, or liquidator within 120 days of the Terminal Accounting Date. NML or its rehabilitator, receiver or liquidator shall have sixty (60) days from the date Reinsurer provides the calculation and supporting data and information to review and validate it. In the event NML or its rehabilitator, receiver or liquidator is not able to reasonably validate the calculation, then Reinsurer or NML or its rehabilitator, receiver or liquidator as the case may be, shall deposit the final settlement amount into escrow and proceed to cause an arbitration of the matter pursuant to Article 16 of this Agreement. Any amount so deposited shall be subject to adjustment as a result of arbitration.

(e)    If NML or its rehabilitator, receiver, or liquidator validates the final settlement amount, it shall be paid on 181st day following the Terminal Accounting Date. In the event the final settlement amount is positive, Reinsurer shall make payment to NML or its rehabilitator, receiver or liquidator. In the event the final settlement amount is negative, NML or its rehabilitator, receiver or liquidator shall make payment to Reinsurer.

(f)    It is the intent of the parties that under all circumstances any payments determined to be due to either party under the Terminal Accounting and Settlement shall be fully and completely subject to offset as provided under the terms of this Agreement.

(g)    Upon completion of the settlement, Reinsurer will be released from all its liabilities under the Agreement effective as of the Terminal Accounting Date, including but not limited to, the payment of any claim, benefit, or loss under the Agreement, notwithstanding the date any such claim, benefit, or loss may be incurred, if known to NML at time of Terminal Accounting Date.

26.	Execution, Duration, and Termination of Agreement

26.1    This Agreement shall be of unlimited duration. It may be amended at any time as to all parties upon written agreement of all parties; it may be amended at any time as to NML and Reinsurer upon written agreement, signed by NML and the Reinsurer. In addition to termination rights afforded by Exhibit E, this Agreement may be terminated by NML or Reinsurer with respect to future new issues but only to be effective as of applications signed on or after January 1 of a succeeding calendar year as specified in a written notice to be provided at least 120 days prior to the effective date of the termination. In any case of termination under this Article 26.1, however, the Reinsurer shall continue to accept reinsurance during the notice period, and shall remain liable on all existing reinsurance effected under this Agreement, in accordance with this Agreement, until such existing reinsurance under this Agreement ceases.

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27.	Entire Agreement

27.1    This Agreement, including the Exhibits, constitutes the entire agreement between NML and the Reinsurer with respect to the business that is the subject of this Agreement, and there are no understandings between the parties with respect to the business reinsured under this Agreement, other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by written amendment to this Agreement and signed by both parties.

27.2    Other than the possibility of routine claim disputes, NML and the Reinsurer acknowledge and agree that, based upon facts known as of the date this Agreement is signed, there is no existing dispute or disagreement regarding this or any other reinsurance agreement between them.

27.3    The parties have negotiated this Agreement and agree that it should not be construed against either party as the drafter of this Agreement.

28.	FATCA Compliance

28.1    NML and Reinsurer each represent that it is in compliance with all the laws and requirements applicable to it and to the business reinsured under this Agreement, as they pertain to the Foreign Account Tax Compliance Act (“FATCA”) as codified by the U.S. Internal Revenue (“IRS”) Code. On or before the effective date of this Agreement, NML and Reinsurer will each provide to the other party, any FATCA documentation (or verification thereof) required by the IRS.

28.2    If NML and Reinsurer fail to provide the other party with the required FATCA documentation, after thirty (30) days prior written notice, the party that has not received the documentation will have the right to withhold from the party that has failed to provide such documentation, any amounts necessary, up to the maximum amount allowed by law, in order to be in compliance with FATCA.

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This Agreement is executed in duplicate by NML and the Reinsurer by their respective officers duly authorized to do so on the date below.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY		MUNICH AMERICAN REASSURANCE COMPANY

By:	/s/ Paul W. Skalecki	By:	/s/ Harindra Sebastian

Name:	Paul W. Skalecki	Name	Harindra Sebastian

Title:	Vice President Actuary	Title:	AVP & Marketing Actuary

By:	/s/ J. Wesley Warren	By:	/s/ Melinda A. Webb

Name	J. Wesley Warren	Name	Melinda A. Webb

Title:	Asst. Gen. Counsel & Asst. Sect.	Title:	Associate General Counsel

Date Signed:	12-22-15	Date Signed:	12/22/15

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